

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

November 19, 2015

Via E-mail
Moshe Manor
2 Snunit Street
Science Park
P.O. Box 455
Carmiel, Israel 20100

> **Re:** **Protalix BioTherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2015**
> **File No. 333-208004**

Dear Mr. Manor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

Exhibit Index, page II-9

2. We note that you intend to file your forms of indenture by amendment or with current reports on Form 8-K. Please be advised that these documents must be filed as exhibits to your registration statement prior to effectiveness, as this is when the indentures will be qualified pursuant to the Trust Indenture Act of 1939.

Moshe Manor
Protalix BioTherapeutics, Inc.
November 19, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        James R. Tanenbaum, Esq.

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104